UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42864

CCH Holdings Ltd

(Exact name of registrant as specified in its charter)

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000

Bukit Mertajam, Pulau Pinang, Malaysia

+(60) 4-5307694

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH Holdings Ltd

	By:	/s/ Goh Kok Foong
		Name:	Goh Kok Foong
		Title:	Chairman and Chief Executive Officer

Date: December 16, 2025

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release

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